

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 22, 2017

<u>Via E-mail</u>
Garrett Potter
Chief Financial Officer
HYLETE, Inc.
564 Stevens Avenue
Solana Beach, CA 92075

> **Re: HYLETE, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 1, 2017**
> **File No. 024-10736**

Dear Mr. Potter:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1.   Please disclose that shares of your Class B Common Stock are non-voting.

<u>Use of Proceeds, page 13</u>

2.   Please disclose the net proceeds and planned use of the proceeds assuming 100%, 75%, 50% and 25% of the shares offered are sold. Additionally, we note that you plan to repay a portion of your debt if you raise more than $2,000,000. Please describe the material terms of your indebtedness. Refer to Item 6 of Form 1-A.

<u>Interest of Management and Others in Certain Transactions, page 26</u>

3.   Please disclose all the related party transactions as required by Item 13 of Form 1-A, such as the investor rights agreement, the voting agreement and right of first refusal.

Investor Perks, page 33

4.   Please tell us, with a view to disclosure in the offering circular, how you considered the impact of the investor perks on your offering costs, use of proceeds, dilution and results of operations and financial condition.

Index to Exhibits

5.   We note your risk factor disclosure on page 5. Please file your material supply agreements, your agreement with 3PL and your lease agreement for your headquarters as exhibits or advise. Refer to Item 17.6(b)(ii) and (iv) of Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Jeanne Campanelli
        KHLK LLP